Filer and Investment Company Act File Number:

The RBB Fund, Inc. (811-05518)

Commission File Number of the Related Registration Statement: 333-234314

Filed Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:

Equinox Funds Trust (811-22447)

Equinox Funds Trust Equinox Campbell Strategy Fund

SUPPLEMENT TO COMBINED PROXY STATEMENT AND PROSPECTUS DATED DECEMBER 26, 2019

This is a supplement, dated May 1, 2020, to the combined proxy statement and prospectus, dated December 26, 2020 (the “Proxy Statement”), for the special meeting (the “Special Meeting”) of the shareholders of the Equinox Campbell Strategy Fund (the “Acquired Fund”) of Equinox Funds Trust (the “Trust”). The Special Meeting was adjourned to Tuesday, May 26, 2020, at 10:00 a.m. local time, at the offices of Equinox Institutional Asset Management, LP (“Equinox”), located at 47 Hulfish Street, Suite 510, Princeton, New Jersey 08542.

At the reconvened Special Meeting, shareholders of the Acquired Fund will consider and vote on the proposals set forth in the Proxy Statement. Under the authority given by the Board of Trustees to set record dates, the Trust established a new record date of April 28, 2020.

This supplement provides information about the shareholdings of the Acquired Fund, as of the date of the new record date, April 28, 2020 (the “Record Date”).

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The following replaces the corresponding section appearing on page 33 of the Proxy Statement:

Shareholders Entitled to Vote

Only shareholders of record on the Record Date are entitled to receive notice of and to vote at the Special Meeting or at any adjournment or postponement thereof. Each whole share held as of the close of business on the Record Date is entitled to one vote and each fractional share is entitled to a proportionate fractional vote. The total number of shares of each class of the Acquired Fund outstanding and the total number of votes to which shareholders of such class are entitled, as of the Record Date, are set forth below.

	Class A Shares	Class I Shares	Class P Shares	Class C Shares
Shares Outstanding/Total Votes to which Entitled	1,403,795.962	16,681,393.822	202,814.033	1,374,515.707

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The following replaces the corresponding section appearing on pages 34-36 of the Proxy Statement:

Security Ownership of Certain Beneficial Owners and Management

As of the Record Date, the officers and Trustees of the Trust, as a group, beneficially owned less than 1% of the outstanding shares of Acquired Fund. As of the Record Date, the Acquiring Fund had no shares outstanding.

As of the Record Date, to the knowledge of the Trustees and management of the Trust, other than as set forth below, no person owned beneficially or of record more than 5% of the outstanding shares of any class of the Acquired Fund. Shareholders indicated below holding greater than 25% of the Acquired Fund may be “controlling persons” under the 1940 Act. Persons controlling the Acquired Fund can determine the outcome of any proposal submitted to the shareholders for approval.

ACQUIRED FUND – CONTROL PERSONS

Name and Address	% Ownership	Type of Ownership
D. Keith Campbell Declaration of Trust D. Keith Campbell Trust U/A 12/20/2004 2850 Quarry Lake Dr., Ste. 302 Baltimore, MD 21209-3875	30.58%	Beneficial

Principal Shareholders - ACQUIRED FUND – Class A Shares

Name and Address	% Ownership	Type of Ownership
Raymond James Omnibus for Mutual Funds 880 Carillon Pkway Saint Petersburg, FL 33716-1102	16.24%	Record
LPL Financial Omnibus Customer Account 4707 Executive Drive San Diego, CA 92121-3091	15.54%	Record
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0002	10.76%	Record
RBC Capital Markets LLC 60 S. 6th St., #P08 Minneapolis, MN 55402-4413	9.01%	Record
UBS Financial Services, Inc. FBO Customers 1000 Harbor Blvd Weehawken, NJ 07086-6761	5.04%	Record

Principal Shareholders - ACQUIRED FUND – Class I Shares

Name and Address	% Ownership	Type of Ownership
D. Keith Campbell Declaration of Trust D. Keith Campbell Trust U/A 12/20/2004 2850 Quarry Lake Dr., Ste. 302 Baltimore, MD 21209-3875	36.04%	Beneficial
Raymond James Omnibus for Mutual Funds 880 Carillon Pkway Saint Petersburg, FL 33716-1102	12.09%	Record
Campbell & Company LP 2850 Quarry Lake Dr. Baltimore, MD 21209-3874	6.05%	Record

Principal Shareholders - ACQUIRED FUND – Class P Shares

Name and Address	% Ownership	Type of Ownership
LPL Financial Omnibus Customer Account 4707 Executive Drive San Diego, CA 92121-3091	45.05%	Record
National Financial Services LLC 499 Washington Blvd. Jersey City, NJ 07310-1995	24.69%	Record
Raymond James Omnibus for Mutual Funds 880 Carillon Pkway Saint Petersburg, FL 33716	14.20%	Record
Pershing LLC 1 Pershing Plaza Jersey City, NH 07399-0002	8.70%	Record
TD Ameritrade Inc. For the Exclusive Benefit of Our Clients PO Box 2226 Omaha, NE 68103-2226	5.00%	Record

Principal Shareholders - ACQUIRED FUND – Class C Shares

Name and Address	% Ownership	Type of Ownership
Raymond James Omnibus for Mutual Funds 880 Carillon Pkway Saint Petersburg, FL 33716	40.88%	Record
National Financial Services LLC 499 Washington Blvd. Jersey City, NJ 07310-1995	7.59%	Record
LPL Financial Omnibus Customer Account 4707 Executive Drive San Diego, CA 92121-3091	7.39%	Record
Wells Fargo Clearing Services LLC 1 North Jefferson Ave. D Saint Louis, MO 63103-2254	6.26	Record

Voting By Campbell

To the extent that Campbell and its affiliates own shares of the Acquired Fund, each will vote those shares either “FOR” or “AGAINST” the proposals or as an abstention, in the same proportion as the votes received from other shareholders of the Acquired Fund.

Interest of Certain Persons in the Transaction

Campbell may be deemed to have an interest in the Reorganization because it will continue to provide advisory services to the Acquiring Fund if the Reorganization is approved and will receive compensation for such services.

Equinox, the current investment advisor to the Acquired Fund, has entered into an Asset Purchase Agreement with Campbell for the sale of management-related business assets of Equinox. Pursuant to the Asset Purchase Agreement, Equinox will receive certain payments from Campbell following the Reorganizations, which will be made by Campbell from its own resources and not by the Acquiring Fund or its shareholders.

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INSTRUCTIONS FOR NEW SHAREHOLDERS:

If you have become a shareholder of the Fund since November 25, 2019 – Copies of the Notice and Proxy Statement are enclosed with this letter, together with a proxy card relating to the proposals. Please take a moment to vote your shares today by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail.

INSTRUCTIONS FOR SHAREHOLDERS AS OF NOVEMBER 25, 2019:

If you were a shareholder of the Fund on November 25, 2019 — A proxy ballot or ballots relating to the proposal are enclosed. Please consult the Notice and Proxy Statement for more information regarding the proposal. If you would like another copy of the Notice and the Proxy Statement, please call 1-877-837-0600 or email legal@campbell.com and one will be provided free of charge.

•	IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND DO NOT WISH TO CHANGE YOUR VOTE, no action is necessary. Unless we receive instructions from you to the contrary, we will vote your shares according to your instructions on your previously submitted proxy card(s) or pursuant to your instructions previously submitted by telephone or through the internet.
•	IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND WISH TO CHANGE YOUR VOTE, you may do so by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail.
•	IF YOU DID NOT PREVIOUSLY VOTE YOUR SHARES, please take a moment to vote your shares today by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail. VOTING NOW WILL SAVE ADDITIONAL PROXY COSTS AND ELIMINATE PHONE CALLS TO YOU.

YOUR VOTE IS IMPORTANT. PLEASE RETURN YOUR PROXY
CARD PROMPTLY OR VOTE BY USING THE TOLL-FREE
TELEPHONE OR INTERNET ADDRESS FOUND ON YOUR PROXY CARD.

Whether or not you plan to attend the Special Meeting, we urge you to authorize proxies to cast your votes. You can do this in one of the following three ways: (1) by completing, signing, dating and promptly returning the enclosed proxy card in the enclosed postage prepaid envelope; (2) by calling the toll-free telephone number listed on your proxy card, or (3) via the internet at the website shown on your proxy card. Your prompt voting by proxy will help ensure a quorum at the Special Meeting. Voting by proxy will not prevent you from voting your shares in person at the Special Meeting. You may revoke your proxy before it is exercised at the Special Meeting, either by writing to the Secretary of the Trust at the address noted in the Combined Proxy Statement/Prospectus or in person at the time of the Special Meeting. A prior proxy can also be revoked by proxy voting again through the website or toll-free telephone number listed on your proxy card.

The Fund is sensitive to the health and travel concerns the Fund’s shareholders may have, and the protocols that federal, state and local governments may impose, in response to the coronavirus or COVID-19 pandemic. Due to the difficulties arising from COVID-19, the location or means of conducting the Special Meeting may change. In the event of such a change, the Fund will announce alternative arrangements for the Special Meeting as promptly as practicable, which may include holding the Special Meeting virtually by means of remote communication, among other steps. If the Fund takes these steps, it will publicly announce the decision to do so in advance and will provide details on how to participate in the Special Meeting on its website at www.EquinoxFunds.com. The Fund encourages you to check this website prior to the Special Meeting if you plan to attend.

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Dated May 1, 2020